FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            REPORT OF FOREIGN ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                        For the month of November, 2002


                                   ECtel Ltd.
               ---------------------------------------------------
                 (Translation of registrant's name into English)

                       43 Hasivim St., Petah Tikvah Israel
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F    X                   Form 40-F
                              -----                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No    X
                        -----                           -----

If "Yes" is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 -
                                       --------------

                                  ECTEL LTD.

             NOTICE OF 2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON DECEMBER 18, 2002


              To the Shareholders of ECtel Ltd. (the "Company"):

     Notice is hereby given that the 2002 Annual General Meeting of Shareholders (the "Annual Meeting") of the Company will be held on Wednesday, December 18, 2002, at 10:00 a.m. (Israel time) at the offices of the Company, 43 Hasivim Street, Petach Tikva, Israel, for the following purposes:

   1. Election of David Rubner, Doron Inbar, Tal Simchony, Joshua Piasetsky, Aharon Shech, Shmuel Gitlin and Giora Bitan to the Board of Directors of the Company;

   2. Approval of the compensation package of the Company's President and Chief Executive Officer;

   3. Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company's auditors and approval of the auditors' compensation;

   4. Re-approval of Directors' and officers' liability insurance;

   5. Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

     All the above resolutions require a simple majority of the voting rights represented at the Annual Meeting in person or by proxy and voting thereon.

     The Company's Board of Directors recommends that you vote in favor of the above proposals.

     In addition, at the Annual Meeting, the audited consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2001 will be presented.

     Shareholders of record at the close of business on November 13, 2002 are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person.

     Shareholders who are unable to attend the Annual Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in no event later than 72 hours prior to the time set for the Annual Meeting) in the pre-addressed envelope provided. Shareholders who attend the Annual Meeting may revoke their proxies and vote their shares in person.

     Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, the vote of the senior of joint holders of any share, who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share or shares, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.


                                            By Order of the Board of Directors,



                                            MICHELLE OMER-RINOT
                                            Vice-President, Legal Counsel and
Secretary

Petach Tikva, Israel
Date: November 22, 2002

* The Annual Report of the Company for the fiscal year ended December 31, 2001, including the audited consolidated financial statements, is enclosed, but is not part of the proxy solicitation material.

                                PROXY STATEMENT
                             ---------------------

                                  ECTEL LTD.
                    43 Hasivim Street, Petach Tikva, Israel


                  2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                            ---------------------

     This Proxy Statement is furnished to the holders of Ordinary Shares, nominal value nis 0.04 per share (the "Ordinary Shares"), of ECtel Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2002 Annual General Meeting of Shareholders (the "Annual Meeting"), or at any adjournments thereof, pursuant to the accompanying Notice of 2002 Annual General Meeting of Shareholders. The Annual Meeting will be held on Wednesday, December 18, 2002 at 10.00. (Israel time) at the offices of the Company, 43 Hasivim Street, Petach Tikva, Israel.

     It is proposed that the following Resolutions be adopted at the Annual
Meeting:

     1. Election of David Rubner, Doron Inbar, Tal Simchony, Joshua Piasetsky, Aharon Shech, Shmuel Gitlin and Giora Bitan, to the Board of Directors of the Company;

     2. Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company's auditors and approval of the auditors' compensation;

     3.   Re-approval of Directors' and officers' liability insurance;

     4. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

     A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed.

     Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 72 hours prior to the Annual Meeting, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above in clauses (i) through (iv) above (including without limitation FOR the Company's NOMINEES to the Board of Directors), and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Annual Meeting or any adjournment thereof.

     Proxies for use at the Annual Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 13, 2002 will be entitled to vote at the Annual Meeting. Proxy materials are being mailed to shareholders on or about November 22, 2002 and proxies will be solicited by the Company primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On November 13, 2002, the Company had outstanding 17,888,889 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Annual Meeting. Pursuant to the Company's Articles of Association (in conjunction with the Nasdaq Stock Market, Inc. rules), two or more holders in holding in the aggregate at least thirty three and one third percent (33-1/3%) of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote, will constitute a quorum at the Annual Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

     The following table sets forth certain information, as of September 30, 2002, concerning (i) person(s) or entity(ies) known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares; and
(ii) the number of Ordinary Shares beneficially owned by all directors and officers of the Company as a group:

                                                         Ordinary Shares
                                                       Beneficially Owned
                                                 -------------------------------
Directors, Officers and 5% Shareholders           Number of Shares      Percent
----------------------------------------------   ------------------   ----------
      ECI Telecom Ltd. ("ECI")(1)(2) .........       10,490,325           58.7%
      Telrad Networks Ltd.(3) ................        2,087,193          10.91%

------------
(1) In February 2001, ECI entered into a Facility Agreement with Bank Leumi Le-Israel B.M. and Bank Hapoalim B.M., which provides for a term loan in one or more installments in the aggregate principal amount of $300 million. As security for its obligations under the Facility Agreement, ECI granted to the banks, among other things, a pledge on all of its shares in the Company. Accordingly, if ECI defaults under its obligations under the Facility Agreement, ECI's shares in the Company may be foreclosed upon and sold to satisfy its obligations to the banks, which could result in a change of control of the Company.

(2) Messrs. Inbar, Piasetsky, Simchony, Gitlin and Bitan, who serve as directors of the Company and officers of ECI, may be deemed to beneficially own the shares held by ECI by virtue of their positions with ECI. However, each has disclaimed beneficial ownership of these shares. The address of ECI is 30 Hasivim Street, Petah Tikva 49157, Israel.

(3) Includes currently exercisable warrants to purchase 1,000,000 Ordinary Shares at an exercise price of $24 per share and 250,000 Ordinary Shares at an exercise price of $28 per share. The address of Telrad Networks Ltd. is Telrad Park Afek, 14 Hamelacha Street, Rosh Haayin 48091, Israel.

                             PROPOSED RESOLUTIONS

ITEM 1 -- ELECTION OF DIRECTORS

     The Board of Directors has nominated the persons named and described below to be elected as directors. All of these individuals (with the exception of Giora Bitan) currently serve as directors of the Company. All proxies (other than those directing the proxy holders not to vote for all or certain of the listed nominees) will be voted for the election of each of the six nominees, to hold office until the next Annual Meeting, or such earlier time as he or she shall resign or be removed from the Board of Directors pursuant to the Israeli Companies Law ("the Companies Law") or the terms of the Articles of Association of the Company. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment.

     In addition to the above, the Board of Directors includes two independent "outside" directors, Ms. Emily Furman and Dr. Gil Epstein. These directors were elected at the Annual General Meeting of shareholders held on June 18, 2000. According to the Companies Law, the initial term of an outside director is three years and may be extended for an additional three years. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company.

     The nominees and certain information about them is set forth below:


                                                                                                 Director
Name                                           Principal Occupation                      Age      Since
----                         --------------------------------------------------------    ---    ---------
David Rubner .............   Chairman and CEO, Rubner Technology Ventures Ltd.          62         1990
Doron Inbar ..............   President and CEO, ECI                                     51         1994
Tal Simchony .............   President and CEO, ECI Telecom-NGTS Ltd.                   46         1999
Joshua Piasetsky .........   Senior Vice President and Chief Technical Officer, ECI     53         1995
Aharon Shech .............   President and Chief Executive Officer of the Company       51         1996
Shmuel Gitlin ............   Senior Vice President, Finance, ECI                        49         2001
Giora Bitan ..............   Chief Financial Officer, ECI                               48         2002

     David Rubner has served as the Chairman of our board of directors since 1990. Mr. Rubner was employed with ECI from 1970 to February 2000 and was President and Chief Executive Officer of ECI from 1991 to October 1999 and February 2000 respectively. Mr. Rubner is also Chairman and CEO of Rubner Technology Ventures Ltd., a general partner in Hyperion Israel Advisors, a venture capital firm, and serves on the boards of directors of Checkpoint Software Ltd., and IIS.

     Doron Inbar has served as one of our directors since 1994. Mr. Inbar has been employed by ECI since 1983. In 1994, Mr. Inbar was appointed
Vice-President Corporate Budget, Control and Subsidiaries. In 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer, and he became Executive Vice President in January 1999. In November1999 Mr. Inbar was appointed President and in February 2000, CEO of ECI.

     Tal Simchony has served as one of our directors since 1999. In January 2001, Dr. Simchony was elected President and CEO of ECI Telecom-NGTS, Ltd., a wholly owned subsidiary of ECI. Prior to that, Dr. Simchony was Executive Vice-President and Chief Operating Officer of ECI from October 1999. Prior to that, r. Simchony served as Chief Operating Officer of ECI from 1998. Prior to that, Dr. Simchony served as Executive Vice President/General Manager of Metalink Transmission Devices from 1997 to 1998. From 1995 to 1997 he was employed by ECI as Corporate Vice President/General Manager, DCME division, Director of New Products and Technology and Deputy Chief Engineer.

     Joshua Piasetzky has served as one of our directors since 1995. Mr. Piasetzky has been employed by ECI since 1975 and was appointed Senior Vice President and Chief Technical Officer in 1995. From 1991 to 1995, he held the positions of Vice President-Technology and Quality, and Head of Research and Development and Chief Engineer. A number of United States, European and Israeli patents are registered in Mr. Piasetzky's name.

     Aharon Shech has served as our President and Chief Executive Officer since 1996. From 1991 to 1996 Mr. Shech served as the President of ECI Telecom Americas Inc., a wholly owned subsidiary of ECI.

     Shmuel Gitlin has served as one of our directors since June 2001. Mr. Gitlin has served as Senior Vice-President, Finance of ECI since October 2002. Prior to that, he served as Senior Vice President and Chief Financial Officer of ECI from March 2001. He joined ECI in 1984 and for most of the period thereafter served as ECI's Director of Finance and Controller. He is a director of several subsidiaries of ECI.

     Giora Bitan has served as one of our directors since October 2002. Mr. Bitan has served as Executive Vice President and Chief Financial Officer since joining ECI on August 1, 2002 and is responsible for overseeing ECI's non-core business units and in charge of ECI's finance, operations, logistics and administration. From 1997 to 2002, Mr. Bitan was a general partner at Giza Venture Capital, where he focused on investments in the communications and software sectors. Until 1996, he served in senior management positions in Scitex Corporation Ltd., nine years of which as Executive Vice President and CFO. Mr. Bitan holds an MBA from the University of California at L.A. and a BA in Economics and International Relations, from the Hebrew University, Jerusalem.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

       "RESOLVED, that David Rubner, Doron Inbar, Tal Simchony, Joshua Piasetsky, Aharon Shech, Shmuel Gitlin and Giora Bitan be, and each of them hereby is, elected to the Board of Directors."

Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the election of directors.

     The Board of Directors recommends a vote FOR the election of each of the aforesaid nominees.

ITEM 2 -- APPROVAL OF PRESIDENT AND CEO'S REMUNERATION

     Pursuant to the Companies Law, the remuneration of a director for services in any capacity requires the approval of the Audit Committee, the Board of Directors and the shareholders. The remuneration package of Mr. Aharon Shech, President, CEO and Director has been approved by the Audit Committee and the Board of Directors.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

       "RESOLVED, that the proposed Director's remuneration to be paid to Aharon Shech and the same hereby is approved."

Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the Director's remuneration.

     The Board of Directors recommends a vote FOR approval of this proposed Resolution.


ITEM 3 -- RE-APPOINTMENT OF AUDITORS

     It is proposed to reappoint Somekh-Chaikin as auditors of the Company. Somekh-Chaikin (who are members of the KPMG worldwide organization) have no relationship with the Company or with any affiliate of the Company, except as auditors. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders. The reappointment of Somekh-Chaikin as independent auditors of the Company and the compensation of the auditors have been approved by the Audit Committee.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

       "RESOLVED, that Somekh-Chaikin be, and they hereby are, appointed as auditors of the Company for the 2002 fiscal year; and that their compensation be as approved by the Board of Directors or the Audit Committee."

Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares of the Company represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution appointing Somek-Chaikin as auditors of the Company.

     The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 4 -- RE-APPROVAL OF DIRECTORS' AND OFFICERS' INSURANCE

     In view of current market conditions relating to D&O insurance, the Company is presently reviewing options as to renewal of its directors' and officers' liability insurance in its effort to continue to protect its directors and officers against liability while minimizing the costs to the Company.

     The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors.

     The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company and as otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully realize personal gain; or
(d) a fine or monetary settlement imposed upon him or her.

     Under Israeli law, the insurance of directors is required to be approved by our Audit Committee, Board of Directors and shareholders. Our Audit Committee and Board of Directors have authorized our management to purchase director and officer liability insurance coverage of up to $50,000,000 at the best terms available. The shareholders are being asked to approve the purchase by the Company of such liability insurance coverage for the benefit of our directors.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

       "RESOLVED, that the purchase by the Company of liability insurance coverage of up to $50,000,000, at the best terms obtainable by the Company's management, be approved for the benefit of all directors of the Company that may serve from time to time."

Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares of the Company represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the insurance policy.

     In the event that the Company's management determines, after requesting offers from third parties, that the best terms available to the Company for directors' and officers' insurance are through coverage under ECI's insurance policy, then the Company will be entitled to accept such coverage and to pay ECI, or ECI's insurer, the premiums negotiated by the Company's management. If the Company pursues this course, special shareholder approval will be required since ECI is a "controlling shareholder" of the Company, as defined in the Companies Law. Section 275 of the Companies Law requires that the shareholder approval of transactions with a controlling shareholder or in which a controlling shareholder has a personal interest satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of the Company's outstanding shares.

     Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in the Company.

     The Board of Directors recommends a vote FOR approval of this proposed Resolution.

                             SHAREHOLDER PROPOSALS

     All shareholder proposals that are intended to be presented at the 2003 Annual General Meeting must be received by the Company no later than April 30, 2003.

                                OTHER BUSINESS

     The Board of Directors will present to the Annual Meeting the Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 2001. A representative of the Company's auditors is expected to be present at the Annual Meeting, and will be available to respond to appropriate questions from shareholders. The Board of Directors will also report to the Annual Meeting on the audit fees of Somekh-Chaikin as the Company's auditors.

     Other then set forth above, management knows of no business to be transacted at the Annual Meeting but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                                            By Order of the Board of Directors,






                                            AHARON SHECH
                                            President and Chief Executive
                                            Officer

Petach Tikva, Israel
Date: November 22, 2002

* The Annual Report of the Company for the fiscal year ended December 31, 2001, including the audited consolidated financial statements, is enclosed, but is not part of the proxy solicitation material.

ECtel Ltd.
43 HASIVIM STREET
PETAH-TIKVA 49130
ISRAEL

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to ECtel Ltd., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

                                     ECTEL1   KEEP THIS PORTION FOR YOUR RECORDS
--------------------------------------------------------------------------------
                                             DETACH AND RETURN THIS PORTION ONLY

              THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

================================================================================

ECtel Ltd.

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

1.    Election of directors.                           For    Against    Abstain

      David Rubner                                     |_|      |_|        |_|

      Doron Inbar                                      |_|      |_|        |_|

      Tal Simchony                                     |_|      |_|        |_|

      Joshua Piasetsky                                 |_|      |_|        |_|

      Aharon Shech                                     |_|      |_|        |_|

      Shmuel Gitlin                                    |_|      |_|        |_|

      Giora Bitan                                      |_|      |_|        |_|

Vote On Proposals                                      For    Against    Abstain

2.    Approval of the compensation package of
      the Company's President and CEO.                 |_|      |_|        |_|

3.    Re-appointment of Somekh-Chaikin, a member
      of KPMG International, as the Company's
      auditors and approval of the auditors'
      compensation.                                    |_|      |_|        |_|

4.    Re-approval of Directors' and officers'
      liability insurance.

Indicate your vote in EITHER item 4A OR item 4B
below, as applicable (NOT BOTH):                       For    Against    Abstain

      4A. Shareholders who DO NOT have a
      personal interest in this matter should
      indicate their vote here:                        |_|      |_|        |_|

      4B. Shareholders who DO have a personal
      interest in this matter should indicate
      their vote here:                                 |_|      |_|        |_|

5.    In their discretion, the proxies are
      authorized to vote upon such other matters as may properly come before the Annual
      General Meeting or any adjournment or
      postponement thereof.

------------------------------------------      --------------------------------

------------------------------------------      --------------------------------
Signature [PLEASE SIGN WITHIN BOX]    Date      Signature (Joint Owners)    Date

================================================================================

--------------------------------------------------------------------------------

================================================================================

                                   ECtel Ltd.

                                      PROXY

      The undersigned hereby appoints Mr. Avi Goldstein, Chief Financial Officer, or in his absence, Ms. Michelle Omer-Rinot, Secretary, or, in their absence, Ms. Sigal Fattal, Controller, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in ECtel Ltd. (the "Company") which the undersigned is entitled to vote at the 2002 Annual General Meeting of Shareholders (the "Annual Meeting") to be held at the offices of the Company, 43 Hasivim Street, Petach Tikva, Israel on Wednesday, December 18, 2002 at 10:00 a.m. (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

      This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter and, in the case of item 4, item 4A (no personal interest) will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

      The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting. A vote indicated under item 4A will be deemed a representation that the undersigned does not have a personal interest in item 4, and a vote indicated under item 4B will be deemed a representation that the undersigned does have a personal interest in item 4. If a vote is indicated in both item 4A and item 4B, then the vote indicated in item 4B (personal interest) will be disregarded.

      Please date, sign exactly as your name appears on this proxy, and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders' register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

================================================================================